Rule 424(b)(3)
Reg. Statement No. 333-108446

PROSPECTUS SUPPLEMENT dated July 20, 2004
(To Prospectus dated September 2, 2003)

To Persons Eligible to Participate
In Xcel Energy Inc.’s Dividend
Reinvestment and Cash Payment Plan

     Effective with the July 20, 2004 dividend, Xcel Energy has decided to eliminate the transaction fee for dividend reinvestment shares. Prior to July 20, 2004, a fee of 3%, up to a maximum of $1.50, was charged to participants for reinvestment of dividends. The fee of $1.50 for optional cash investments and brokerage commissions for shares purchased on the open market will remain unchanged. Accordingly, Question 8 of the Prospectus dated September 2, 2003, is revised to read in its entirety as follows:

8.	Are there any costs to Participants in connection with purchases and sales under the Plan?

If the shares for the Plan are purchased on the open market, Participants will be charged a brokerage commission of $.05 per share. In addition, whether or not shares are purchased on the market or directly from us, a fee of $1.50 is charged for optional cash investments. Participants that request the sale of any of their Plan shares must pay any related brokerage commissions and a $15 service fee per sale transaction. The Agent may effect open market purchases and sales of shares for the Plan through an affiliated broker-dealer which would receive a commission for effecting such transactions. We may change from time to time the amount of commissions and fees charged to Participants.

     For federal income tax purposes, the service fee for the reinvestment of dividends will no longer be included in the value of your distribution or in your tax basis for the shares acquired.

     This letter constitutes part of your prospectus for the Plan and we suggest that you retain it for future reference.